

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2017

Glynn Wilson
Chief Executive Officer
Tapimmune Inc.
5 West Forsyth Street; Suite 200
Jacksonville, FL 32202

      Re: Tapimmune Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed September 22, 2017
          File No. 333-220538

Dear Dr. Wilson:

      We have limited our review of your registration statement to those issues we have addressed in our comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 Filed September 22, 2017

General

1.   Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the outstanding Staff comment on your Form 10-K for the year ended December 31, 2016.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Mark Catchur